SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, June 15, 2026 - BRASKEM S.A. (“Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with the provisions of Article 33, item XXIX of CVM Resolution No. 80/22, hereby informs its shareholders and the market in general that the Board of Directors (“Board”) approved the election and/or re-election, as applicable, of the following members to compose the Statutory Compliance and Audit Committee (“CAE”) with a term of office lasting until the first meeting of the Board to be held after the 2028 Annual General Meeting: (i) Ms.. Maria Helena Pettersson, an independent external member under the terms of CVM Resolution No. 23/21 and a financial expert, who will serve as Coordinator of the CAE, (ii) Mr. Paulo Roberto Britto Guimarães, an independent effective member of the Board of Directors, (iii) Mr. Heraldo Gilberto de Oliveira, an independent external member; (iv) Mr. André da Costa Santos, an alternate member of the Board of Directors; and (v) Mr. Ivan Apsan Frediani, an external member.

Additionally, in the context of the execution of the Company’s Shareholders’ Agreement between Petróleo Brasileiro S.A. – Petrobras and Shine I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP”), as well as the election of the new Board of Directors held at the Extraordinary General Meeting held on June 8, 2026, the election of the members of the other statutory advisory committees to the Board was approved, namely: the Strategy, Sustainability and Communication Committee; the Finance and Investment Committee; the People and Organization Committee; and the Safety, Environment and Health Committee, with the Board having authorized the election of external members to such Committees, as indicated below, and having recorded that their respective internal regulations will be adjusted in due course to reflect the provisions of the Company’s new Shareholders’ Agreement.

Accordingly, the compositions of the Board of Directors’ Advisory Committees, with terms of office lasting until the first Meeting of the Board of Directors to be held after the 2028 Annual General Meeting, are as follows:

Strategy, Sustainability and Communication Committee:

(i)	Mr. William França da Silva, Coordinator (effective member of the Board)

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(ii)	Mr. Edmundo José Correia Aires (alternate member of the Board)
(iii)	Mr. Hélio Baptista Novaes (effective member of the Board)
(iv)	Mr. Walter Susini (effective member of the Board)

Finance and Investment Committee:

(i)	Mr. Octávio Cortes Pereira Lopes, Coordinator (effective member of the Board)
(ii)	Mr. Fernando Sabbi Melgarejo (effective member of the Board)
(iii)	Mr. Rodrigo Tiradentes Montecchiari (alternate member of the Board)
(iv)	Mr. Eduardo Guardiano Leme Gotilla (external member)

People and Organization Committee:

(i)	Mr. Hélio Baptista Novaes, Coordinator (effective member of the Board);
(v)	Mr. Walter Susini (effective member of the Board)
(vi)	Mr. Edmundo José Correia Aires (alternate member of the Board)
(vii)	Mr. Julio Cezar Jeronimo dos Santos (alternate member of the Board)

Safety, Environment and Health Committee:

(i)	Ms. Andrea Barcellos de Aragão, Coordinator (alternate member of the Board)
(ii)	Mr. William França da Silva (effective member of the Board)
(iii)	Ms. Gema Esteban Garrido (external member)
(iv)	Mr. Ivan Apsan Frediani (external member)

Compliance and Audit Committee:

(i)	Ms. Maria Helena Pettersson, Coordinator (independent external member and financial expert)
(ii)	Mr. Paulo Roberto Britto Guimarães (independent effective member of the Board)
(iii)	Mr. André da Costa Santos (alternate member of the Board)
(iv)	Mr. Ivan Apsan Frediani (external member)
(v)	Mr. Heraldo Gilberto de Oliveira (independent external member).

The résumés and qualifications of the members elected to the Company’s Board of Directors’ Advisory Committees indicated above are contained in Annex I to this Notice to the Market.

Additional information may be obtained from the Investor Relations Department by calling +55 (11) 3576-9531 or by e-mail at braskem-ri@braskem.com.br

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ANNEX I

Maria Helena Pettersson (Compliance and Audit Committee - CAE):

Maria Helena Pettersson has been a member of the Company’s Compliance and Audit Statutory Committee since November 09, 2021, reelected on April 27, 2022, on May 8, 2024, and on June 08, 2026, by the Company’s Board of Directors. She is a board member and senior consultant with 40 years of experience in accounting, financial and sustainability statements, best practices of corporate governance, internal and external audit, audit and certification of internal controls (SOx), compliance with internal policies, laws and regulations, risk governance and management and international accounting (IFRS). She previously worked as an audit and consulting partner, responsible for external audit  services for large multinational companies, large Brazilian business groups, publicly traded companies in Brazil and SEC-listed companies across various industries, including media and entertainment, aviation, telecommunications, manufacturing, retail and trade, services, healthcare, among others, resulting in a deep knowledge of the Brazilian and international regulatory system of the audit profession. Currently, she serves as a member of the Audit Committee of China Three Gorges Brasil Energia S.A. (CTG Brasil), of Tecnisa S.A., member of the Board of Directors and Audit Committee of U&M Mineração e Construção S.A., member of the Audit Committee of Associação Uname and member of the Management Board of Fundação Guairá, and additionally, she serves as a member of the Advisory Board of CARLAB at Rutgers University. She also provides independent consulting services in governance and compliance for large companies, including projects of board committee structuring at the Board of Directors scope, preparation for admission of new investors and IPOs, and professionalization of the corporate management of family-owned businesses. Over nearly 30 years in independent auditing, she led audits of financial statements for local and international purposes, and conducted large and complex consulting engagements, including IPOs, mergers, acquisitions, post-transaction integration, debt restructurings and judicial restructurings. Maria Helena Petterson served as member of the international board Public Interest Oversight Board – PIOB from 2020 to 2024, engaging abilities and international experiences in interactions, discussions and debates in Board meetings. She has experience of serving boards and coordinating committees in companies with high market exposure, with a strong focus on promoting continuous improvement in corporate governance. Maria Helena Pettersson holds bachelor's degrees in Accounting and Business Administration with several courses in finance, business management, internal controls, business and asset valuation.

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Paulo Roberto Britto Guimarães (Compliance and Audit Committee – CAE):

Mr. Paulo Roberto Guimarães has been an independent full member of the Board of Directors, having been appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. He has also been a full member of the Company’s Board of Directors since April 29, 2024, likewise by appointment of Petróleo Brasileiro S.A. – Petrobras. He served as Superintendent for Investment Attraction and Promotion of Economic Development at the Secretariat of Industry, Commerce and Mining (SICM) from 2009 to 2014, and has served as Superintendent for Investment Attraction and Promotion of Economic Development at the Secretariat of Economic Development (SDE) of the State of Bahia since 2015. He served on an interim basis as head of the Secretariat between April and May 2015, April and May 2018, and between March and May 2022. He has also participated in several international missions of the Government of the State of Bahia, many of them advising or representing the Governor of the State of Bahia (2010–2023). Since April 2024, he has held the position of President of Bahiainveste – Empresa Baiana de Ativos. He held the positions of Coordinator of the Chemical Engineering Undergraduate Program, Head of the Department of Engineering and Architecture, and Coordinator of the Master’s Program in Energy at Universidade Salvador (UNIFACS), where he also served as a tenured professor until 2017, as a researcher and permanent professor of the Master’s Program in Energy, as a collaborating professor in the MultiInstitutional PhD Program in Chemical Engineering (UFBA/UNIFACS), and as a professor in the undergraduate Chemical Engineering program. He also served as Technical Coordinator of the Fuel Quality Monitoring Program (PMQC) of the National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the State of Bahia until 2014, and as a full member of the Teaching, Research and Extension Council (CONSEPE) and of the University Council (CONSUNI). He served as Chair of the Board of Directors of Empresa Baiana de Ativos S.A. – Bahiainveste from 2017 to 2024, and as a full member of the Board of Directors of Companhia Baiana de Pesquisa Mineral (CBPM), of which he was Chair between April and July 2023. He also served as Chair of the Fiscal Council of Empresa Baiana de Pesca (Bahia Pesca) from 2015 to 2023, as a full member during various periods of the Curatorial Council of Fapesb – Foundation for Research Support of the State of Bahia, and as a full member of the Regional Council of Chemistry of Bahia (CRQ – 7th Region). He has experience in the fields of Chemical Engineering and Energy, with emphasis on oil and petrochemicals, renewable energy, green hydrogen, energy transition, catalysis, thermodynamics, modeling and simulation, fuels, petroleum products, and regulation of the oil industry. In these areas, he has coordinated and participated in several research and engineering projects funded by companies (Petrobras, Braskem, Ford, among others) and funding agencies (Fapesb, ANP, and MCT/CNPq/FINEP/CTPetro). Mr. Paulo Roberto Guimarães holds a bachelor’s degree in Chemical Engineering from the Federal University of Bahia, a master’s degree in Chemical Engineering from the University of Campinas (UNICAMP), and a PhD in Chemical Engineering from the University of Leeds, England.

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Heraldo Gilberto de Oliveira (Compliance and Audit Committee – CAE):

Heraldo Gilberto de Oliveira has extensive experience serving governance bodies, particularly Audit, Risk, and Compliance Committees, with a focus on financial statements, internal controls, risk management, compliance, external and internal audit, and engagement with boards of directors and executive management. He currently serves as Technical Coordinator of the Statutory Audit Committee of Sendas Distribuidora S.A. (Assaí Atacadista), Coordinator of the Risk and Audit Committee of CLI – Corredor Logística e Infraestrutura S.A., and Chairman of the Fiscal Council of Mangels Industrial S.A. He is also a Professor and Associate Researcher at Fipecafi, where he coordinates and develops technical projects in corporate accounting, capital markets, governance, controls, regulation, and corporate restructuring. Heraldo Oliveira holds a Master’s degree in Controllership and Accounting from FEA/USP, as well as undergraduate degrees in Business Administration and Accounting, and maintains professional registrations with CRA-SP and CRC-SP. He holds the CCA+ (Experienced Board Member) and CCoAud+ (Experienced Audit Committee Member) certifications, both awarded by IBGC.

André da Costa Santos (Compliance and Audit Committee – CAE):

Mr. André da Costa Santos serves as an alternate member of the Board of Directors, appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. He has been Auditor General (Global Executive Head of Internal Audit) of Petrobras, a position he has held since July 2023. Previously, he held the position of General Manager of Internal Audit at Petrobras, between November 2020 and June 2023. He holds an MBA in Management 4.0, Leadership and Innovation from the Pontifical Catholic University of Rio Grande do Sul, a postgraduate degree in Risk, Control and Auditing of Information Systems from Coimbra Business School and a bachelor's degree in Accounting Sciences from the Federal University of Rio de Janeiro (UFRJ). He holds the following professional certifications: Certified Internal Auditor (CIA) by the Institute of Internal Auditors; Scrum Fundamentals Certified (SFC); Six Sigma Yellow Belt (SSYB); registration with the Regional Accounting Council of the State of Rio de Janeiro (CRCRJ); and Professional Certification in Anti-Corruption Compliance (CPC-A) by LEC – Legal, Ethics & Compliance.

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Ivan Apsan Frediani (Compliance and Audit Committee – CAE / Safety, Environment and Health Committee – CSMS):

Ivan Apsan Frediani is General Counsel and Chief Compliance Officer of the IG4 Capital Group. He holds a Master’s degree in Environmental Law from University College London, a specialization in Economic and Competition Law from FGV, and a law degree from UFBA.

William França da Silva (Strategy, Sustainability and Communication Committee – CESC and Safety, Environment and Health Committee – CSMS):

Mr. William França da Silva is a candidate for effective member of the Board of Directors by nomination of the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. William França currently holds the position of Chairman of the Board of Directors of Petrobras Transporte S.A. – Transpetro and Member of the Board of Directors of the Riograndense Petroleum Refinery (RPR). He began his career at Petrobras in 1988, as a process engineer at the Duque de Caxias Refinery (REDUC/RJ). He served as asset manager of the Guillermo Bell Refinery, in Bolivia, and as general manager of the RPBC/SP, REGAP/MG, RLAM/BA and REDUC/RJ refineries. He held the positions of executive manager and director at Transpetro and Transpetro Internacional. Mr. William França holds a bachelor's degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) and a Bachelor of Laws degree from the State University of Rio de Janeiro (UERJ). He holds an MBA in Business Management from COPPEAD/UFRJ and a degree in Strategic Management and Value Chain from INSEAD, France.

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Edmundo José Correia Aires (Strategy, Sustainability and Communication Committee – CESC / People and Organization Committee - CPO):

Mr. Edmundo José Correira Aires serves as an alternate member of the Board of Directors, appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras. Since July 2023, he has served as General Manager of INP/PQ. Between February 2019 and June 2023, he worked as a Petrobras Higher Level Master Professional at INP/PRGN/PART III. Between September 2018 and February 2019, he worked simultaneously at GIARGN/PILC and INP/PILC, also as a Petrobras Higher Level Master Professional. From March 2017 to August 2018, he held the position of Representative in an Affiliated/Subsidiary Company at GIARGN/PGE/CTMBBII. From April 2016 to March 2017, he served as a Senior Process Engineer at GIARGN/PILC, a position he also held from November 2015 to March 2016 in the ABCR area. Between May 2015 and October 2015, he was Manager in the ABPQ/PAPQ/PAPQI area. From May 2010 to May 2015, he worked as a Senior Process Engineer at ABPQ. Between June 2008 and May 2010, he held the position of Manager at ABPQF/PIII/GPPII, after having been Special Coordinator at PETROQUISA/PRQ from June 2006 to May 2008. Between September 2004 and May 2006, he held the position of Manager at ABPQF/PI/AEI, having previously been manager in the ABPQ/PCP/PCPII area from December 2000 to August 2004. In 2000, he served as Coordinator of Technical Studies at PETROQUISA/GEPLAN, after having worked from January 1995 to January 2000 as a Process Engineer at CENPES/SUPEN/DIPRIND/SETRAT. From May 1992 to December 1995, he worked as a Process Engineer at CENPES/SUPEN/DIPRIND/SECOM. From June 1988 to April 1992, he was Head of Area at PETROQUISA/GETEC/NAIPET, and from March 1980 to May 1988, he worked as a Chemical Engineer at PETROQUISA/GETEC/DETEC. Between May 2010 and April 2015, he was Vice President of Innovation and Technology at Braskem S.A., as Statutory Officer. From March 2017 to August 2018, he served as President of Termobahia S.A., Chief Executive Officer of Termomacaé Ltda. and Administrative Director of Baixada Santista S.A., also as Statutory Officer. Between February 2019 and June 2023, he worked at Petrobras Biocombustível S.A. as Director of Biodiesel and, from February to August 2019, also as Director of Agricultural Supply, both statutory positions. He also performed several representation activities on Boards of Directors: he was an alternate member of COPENE between 2001 and 2002; alternate member of Braskem's Board of Directors from 2002 to 2008 and full member from 2008 to 2010; full member of Fábrica Carioca de Catalisadores S.A. from 2004 to 2008; full member of Petroquímica Triunfo S.A. from 2005 to 2008, having held the Presidency of the Board; member of the Board of Directors of CNPEM from 2011 to 2015; member of the IPT Guidance Council from 2011 to 2015; and member of the Board of Directors of GUARANI S.A. from November 2015 to February 2017. He holds a Bachelor's degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ).

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Hélio Baptista Novaes (Strategy, Sustainability and Communication Committee – CESC and People and Organization Committee - CPO):

Mr. Hélio Baptista Novaes is a candidate for effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Mr. Hélio Baptista Novaes is a Managing Partner, Chief Financial Officer and Chief Commercial Officer of the IG4 Group, where he has been working for five years. He has more than ten years of experience in the banking sector (in Brazil and abroad), eighteen years as a C-Level executive in large companies and five years as a Managing Director in the areas of Restructuring, Financial Advisory and Special Situations. Throughout his career, he has been responsible for numerous debt and equity transactions, fundraising, IPOs, mergers and acquisitions, project finance, trade finance, restructuring and renegotiations, in various sectors and businesses. At IG4, Mr. Hélio Baptista Novaes leads the firm's financial functions and fundraising process, coordinating the interaction and relationship with investors, funds, family offices and banks. He is also a key figure in supporting the origination and structuring of operations (especially with banks), in the institutional representation of IG4 and in supporting the monitoring of investee companies. Prior to joining IG4, Mr. Hélio Baptista Novaes was a partner in an international consulting firm, leading Restructuring, Financial Advisory and Special Situations initiatives. Previously, he served as Chief Financial Officer (CFO) of large companies, in sectors such as commodities, mining, pulp, sugar and ethanol, real estate, petrochemicals, cosmetics and media. He has led business strategies and initiatives, in Brazil and abroad, related to fundraising, capital structure, mergers and acquisitions, operations and processes, as well as negotiations with investors, banks, law firms, auditors and advisors. Mr. Hélio Baptista Novaes played an important role in the business combination of the Brazilian petrochemical sector (through the merger of five different companies) and in the sugar-energy sector (combining the operations of two large companies). He also led growth and expansion strategies for two companies in the real estate sector. Additionally, he was responsible for the financial and administrative teams of a large cosmetics company, a metal processing company, a large pulp producer and a media conglomerate, coordinating debt and equity operations, renegotiations, acquisitions and performance improvement initiatives in these companies. Mr. Hélio Baptista Novaes holds a degree in Civil Engineering from the Federal University of Minas Gerais (UFMG), a postgraduate degree in Finance from Fundação Dom Cabral, in Brazil, and in Advanced Management from INSEAD, in France. He is fluent in Portuguese, English, Spanish and French. Mr. Hélio Baptista Novaes is also a professor of Finance at Insper.

Walter Susini (Strategy, Sustainability and Communication Committee – CESC and People and Organization Committee - CPO):

Mr. Walter Susini is a candidate for effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Mr. Walter Susini is a global business and transformation leader with 30 years of international experience driving growth, brand renewal and sustainable change for blue-chip companies in the Americas, Europe, Africa and Asia. Specialist in board governance, strategic marketing and development of senior leadership skills (C-level). Recognized for his work in executive education, management of large-scale marketing operations and for effectively navigating multinational environments of high cultural complexity. Since 2023 he has been a member of the Board of Directors of Velvet Care, Poland & Eastern Europe and Alicorp, Peru, as well as being a Senior Advisor to the IG4 Group and H&H Global. He is also a professor of MBA & Custom Programs at SDA Bocconi Business School, in Milan. Previously, he held positions at The Coca-Cola Company as Chief Marketing Officer (between 2019 and 2023) and Chief Marketing Officer, EMEA (between 2017 and 2019). He was CEO of McGarryBowen and President of LOV Digital between 2016 and 2017 and Vice President of Marketing and Design at Unilever London between 2011 and 2016. He was the founder and CEO of the Alexandria Group between 2007 and 2011. He was Director of Integrated Marketing Communications at The CocaCola Company, based in Mexico City, between 2002 and 2007 and Director of Strategic Planning at J. Walter Thompson, working in Italy, the United States and Brazil, between 1995 and 2002. He participated in the Executive Management Program at Harvard Business School and the International Marketing program at Georgetown University, in addition to being a graduate in International Marketing from Università Bocconi.

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Octávio Cortes Pereira Lopes (Finance and Investment Committee – CFI):

Mr. Octavio Cortes Pereira Lopes is a candidate for effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Mr. Octavio Lopes served as CEO of Light, in Rio de Janeiro, between August 2022 and December 2023, and previously as CEO of Tok&Stok, in São Paulo, from September 2020 to July 2022. In the RHI Magnesita NV/Magnesita Refratários group, operating in Brazil and the United Kingdom, he served as Director of RHI Magnesita between October 2017 and December 2018, as well as interim CFO from November 2017 to September 2018. He was CEO of Magnesita International from July 2016 to September 2017 and CEO of Magnesita S.A. between May 2012 and June 2016. He is the founder of Equatorial Energia, where he served as CEO between May 2004 and June 2007 and as Chairman between April 2006 and December 2007, also accumulating the position of CEO of Cemar – Companhia Energética do Maranhão, in the same period. In the investment sector, he joined GP Investments, based in São Paulo and New York, as a member of the board of directors between June 2006 and June 2016, Managing Director from July 2007 to February 2012, Partner in Private Equity from January 2000 to April 2004 and Associate in Private Equity from July 1997 to December 1999. He began his career as an Associate at the Corporate Finance Group of ING Bank, in São Paulo, between August 1996 and July 1997, and previously as a macroeconomic research consultant at MCM Consultores Associados, from August 1991 to April 1994. He holds an MBA from the Wharton School of the University of Pennsylvania, completed between August 1994 and May 1996, and a degree in Economics from the Faculty of Economics, Administration and Accounting of the University of São Paulo (USP), held from January 1989 to May 1993.

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Fernando Sabbi Melgarejo (Finance and Investment Committee – CFI):

Mr. Fernando Sabbi Melgarejo is a candidate for effective member of the Board of Directors by nomination of the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Fernando Melgarejo has more than 30 years of experience in the financial market. He is currently Chief Financial Officer of Petrobras and Chairman of the Board of Directors of the Litel Group, and holds the position of Chief Financial Officer at Petrobras. He served as Executive Manager in the Finance and Investor Relations Department of Banco do Brasil, in the area of Structuring and Financial Analysis. He was a Deliberative Member of Economus (2020 – 2022); a member of the Board of Directors of Invepar (2022-2023); member of Cielo's Financial Committee (2019 – 2022), member of Cateno's Finance Committee (2016 - 2019), Member of the Brazilian Institute of Finance Executives (2009 – 2011); Titular Deliberative Member of Cassi (2008 – 2010) where he also served as a member of the Fiscal Council, Financial Committee and Coaud. Mr. Fernando Melgarejo holds a degree in Economic Sciences from UNEB, a postgraduate degree in International Business from FGV and a master's degree in Business Economics from the Catholic University of Brasília.

Rodrigo Tiradentes Montecchiari (Finance and Investment Committee - CFI):

Mr. Rodrigo Montecchiari is an alternate member of the Board of Directors by appointment of the shareholder Petróleo Brasileiro S.A. – Petrobras, in addition to being an alternate member of the Company's Board of Directors, also by nomination of the shareholder Petrobras since 04/19/2022, being reelected on 04/29/2024. Mr. Rodrigo Montecchiari has been Manager of Economic Analysis at Petrobras S.A. since April 2025, Member of the Board of Directors of Petrobras America Inc. since 04/12/2024 and Member of the Fiscal Council of Refinaria de Mucuripe S.A. since November 2020. Additionally, he was General Manager of Financial and Commercial Operations Control between December 2022 and March 2025, Chief Financial Officer (CFO) of PB-LOG between April 2017 and December 2021. He also held the position of Fiscal Council Member of Cia Petroquímica de Pernambuco from April 2013 to June 2017; Gas Company of the State of Mato Grosso do Sul from April 2013 to April 2015; Paraná Xisto S.A. from December 2020 to November 2022; Manaus S.A. Refinery from December 2020 to November 2022; Mataripe S.A. Refinery from December 2020 to November 2021; and Logum Logística S.A. from May 2018 to April 2021. He was also Corporate Finance Coordinator at Petrobras from December 2012 to March 2017, as well as Chief Financial and Administrative Officer at the following companies: Petrobras Namibia, from March 2012 to November 2012; Petrobras Angola, from March 2010 to February 2012; Petrobras Nigeria, from May 2007 to February 2010; and Coordinator of Audit and Joint Ventures at Petrobras, from 2003 to April 2007. He is an economist graduated from Universidade Federal Fluminense, holds an Executive MBA from Fundação Dom Cabral and a Master's degree in Corporate Finance from the University of Liverpool (EAD).

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Eduardo Guardiano Leme Gotilla (Finance and Investment Committee - CFI):

Eduardo Gotilla has more than 15 years of experience in C-level positions at publicly listed companies, multinational corporations, and/or private equity-controlled organizations, with extensive expertise in corporate finance, turnaround/restructuring, capital strategy, and operational excellence. During this period, he has served as CFO of GOL Linhas Aéreas S.A., CFO of Light S.A., Global CFO of RHI Magnesita in London, and as a statutory officer of CSN – Companhia Siderúrgica Nacional S.A. He has also chaired the Board of Directors of Magnesita Refratários S.A. and has served on the boards of BB Previdência, MGI – Minas Gerais Investimentos, and CODEMIG/CODEMGE. Eduardo Gotilla holds a degree in Economics and Finance from IBMEC-RJ.

Julio Cezar Jeronimo dos Santos (People and Organization Committee – CPO):

Mr. Julio Cezar Jeronimo dos Santos is an alternate member of the Board of Directors by appointment of the shareholder Petróleo Brasileiro S.A. – Petrobras. Since 2023, he has served as General Manager in Natural Gas Processing at Petrobras. Between 2021 and 2023, he served as Executive HSE Manager at Transpetro. From 2018 to 2021, he was Infrastructure Manager at Refining, after having held the position of Process Safety Manager at SMS from 2015 to 2018. From 2009 to 2015, he served as Reliability and Operational Support Manager for Gas-Chemistry and Liquefaction, in the Gas and Energy area. Between 2006 and 2009, he served as Project Coordinator, after having worked from 2001 to 2006 in the area of Planning of Scheduled Shutdowns in Refining. He began his professional life in 1989 as an Industrial Mechanics Technician at Companhia Siderúrgica Nacional (CSN) and later at FURNAS Centrais Elétricas in the Nuclear Board, currently renamed ELETRONUCLEAR, where he worked as a commissioning engineer in the secondary reactor protection system from October 1996 to January 2001. Since September 2025, he has also served as a member of ABRAMAN's Fiscal Council. He holds an MBA in Project Management (FEAUSP, 2006) and a Specialization in Maintenance Engineering (UFRJ, 1999). He holds a degree in Mechanical Engineering from CEFETRJ and an MBA in Agribusiness from ESALQ/USP (2026).

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Andrea Barcellos de Aragão (Safety, Environment and Health Committee – CSMS):

Ms. Andréa Barcellos de Aragão is a member of the Board of Directors by appointment of the shareholder Petróleo Brasileiro S.A. – Petrobras. Since August 2024, she has been HSE Manager in the Logistics area at Petrobras. Between April 2022 and July 2024, she held the position of Sector Manager of Storage and Pipeline Transport Services at Petrobras. From March 2021 to March 2022, she was Performance and Optimization Manager at Transpetro, linked to the Pipelines and Terminals Department, in Rio de Janeiro. From December 2015 to February 2021, she held the position of Sector Manager of Operational Performance at Transpetro, also in the Pipelines and Terminals Department. Between January 2012 and November 2015, she served as Coordinator of Logistics Bases in the Terminals and Pipelines Board (DTO) of Transpetro. Finally, from October 2006 to December 2011 she worked as a Production Engineer from October 2006 to December 2011 also at Petrobras. She holds a Master's degree in Production Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio), with an emphasis on Logistics, and a bachelor's degree in Production Engineering from the Fluminense Federal University (UFF).

Gema Esteban Garrido (Safety, Environment and Health Committee - CSMS):

Gema Esteban Garrido is the Global Head of Sustainability at IG4 Capital, where she is responsible for fully embedding sustainability criteria into the Fund’s investments, as well as leading the transformation of portfolio companies, mitigating material risks and driving value creation. During her time in this role, she positioned IG4 as the highest-ranked “B Corp” among its peers in the region and has driven multiple excellence awards for IG4’s portfolio companies. She is a member of the Board of Directors and the Investment Committee of IG4 Capital and chairs the Sustainability and Strategy Committees of portfolio companies, including: IGUA Saneamento (Sanitation), OPY Health (Healthcare Infrastructure), CLI (Agrologistics), AENZA (Infrastructure), and ADELCO (B2B e-commerce). She previously served on the Board of Directors of AENZA, S.A.A. (Peru), as well as IG4 Inversiones Logísticas (Chile). She also serves as a Senior Advisor at Georgeson. Prior to joining IG4 Capital, she worked for several years at Telefonica, most recently as Global ESG Director, where she reshaped the company’s sustainability strategy and positioned it as a benchmark in leading industry rankings. Earlier in her career at Telefonica, she held various executive roles, including Corporate Strategy, advisory to the Chairman and CEO, Global Operations Strategy, and Business Strategic Planning. Before that, she held leadership positions at British Telecom and in the software industry. Gema has completed advanced executive education (Advanced Management) at IESE Business School, holds a specialization in Investment Management from the University of Geneva, and earned a degree in Computer Science from Universidad Pontificia de Salamanca in Madrid, among other qualifications. She also holds certifications in ESG Investing and Climate Investing from the CFA Institute UK. She is a Senior Fellow at the ESADE Center for Corporate Governance and an advisor to the PRI Private Equity Committee.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.